Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT

CHANGE OF BOARD SECRETARY

Due to work adjustment, Mr. Zheng Yong tendered the Letter of Resignation as Board Secretary of the Company to the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) on April 27, 2017. According to the provisions under the Company Law of the People’s Republic of China and the Articles of Association of China Life Insurance Company Limited (the “AOA of the Company”), such Letter of Resignation came into effect upon the delivery to the Board.

Mr. Zheng Yong confirms that he has no disagreement with the Board, and there are no matters that need to be brought to the attention of the shareholders of the Company. During his tenure as Board Secretary, Mr. Zheng Yong worked diligently, thoroughly performed his duties, and did a significant amount of work in effectively promoting corporate governance, standardizing Board operations, improving the quality of information disclosure and strengthening investor relations. The Board would like to express its appreciation to Mr. Zheng Yong for his important contribution to the Company.

Pursuant to the provisions under the AOA of the Company, at the twelfth meeting of the fifth session of the Board, the Board reviewed and discussed the nomination proposed by Mr. Yang Mingsheng, the Chairman of the Board, and approved the appointment of Mr. Li Mingguang as Board Secretary of the Company. The Independent Directors of the Company gave their independent opinions and agreed on the appointment of Board Secretary. The qualification of Mr. Li Mingguang to serve as Board Secretary of the Company is still subject to the approval by China Insurance Regulatory Commission. During this period, the Board appoints Mr. Li Mingguang to perform the responsibilities of the Board Secretary.

The biography of Mr. Li Mingguang is as follows:

Mr. Li Mingguang was born in 1969 and is a national of the People’s Republic of China. Mr. Li became the Vice President of the Company in November 2014. He became the Chief Actuary of the Company in March 2012. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University majoring in Computer Science with a Bachelor’s degree in 1991, Central University of Finance and Economics majoring in Monetary Banking (Actuarial Science) with a Master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a Special Executive of the Board of Directors of the Insurance Institute of China.

Commission File Number 001-31914

Board of Directors

China Life Insurance Company Limited

April 27, 2017